January 31, 2019

By Hand and EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Consumer Products,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Jim Allegretto, Senior Assistant Chief Accountant

Scott Anderegg, Staff Attorney

Lilyanna Peyser, Special Counsel

Sondra Snyder, Staff Accountant

Re:	Africa Internet Holding GmbH

Draft Registration Statement on Form F-1

Confidentially submitted on November 19, 2018

CIK No. 0001756708

Ladies and Gentlemen:

On behalf of our client, Africa Internet Holding GmbH (the “Company”), we are confidentially submitting a second draft registration statement on Form F-1 (“DRS Amendment No. 1”). The Company previously submitted a draft registration statement on Form F-1 on a confidential basis with the Securities and Exchange Commission (the “Commission”) on November 19, 2018 (the “Draft Registration Statement”). DRS Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Draft Registration Statement received on December 19, 2018 from the staff of the Commission (the “Staff”).

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment.

The Company has responded to each of the Staff’s comments by incorporating revisions, to the extent relevant, in DRS Amendment No. 1 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Draft Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Draft Registration

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Statement; the page numbers in the Company’s responses refer to page numbers in DRS Amendment No. 1.

General, page 1

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

In response to the Staff’s comment, the Company has supplementally provided the Staff, under separate cover, with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company or anyone authorized on the Company’s behalf has presented to potential investors in reliance on Section 5(d) of the Securities Act. To the extent the Company or anyone authorized on the Company’s behalf provides additional written communication to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of all such written communications.

2.

Your travel.Jumia.com website allows users to book hotels in Sudan and flights serving Iran and Sudan. Iran and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, and Sudan, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last two fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Response:

The Company does not have any business operations, subsidiaries, downstream affiliates or employees in Iran or Sudan. The Company has never had any form of agreement, arrangement, or other form of contact with the governments of Iran or Sudan or, to its knowledge, entities those governments control. The Company and its consolidated subsidiaries had no assets or liabilities associated with Iran or Sudan in 2017 or 2018.

As noted by the Staff, however, the Company’s marketplace does allow consumers to book hotels in Sudan and flights serving Iran and Sudan. In Sudan, the Company has entered into agreements with hotel operators whose offerings are included in the marketplace. The Company’s marketplace does not allow consumers to book hotels located in Iran. The Company also provides consumers with access to third-party booking services for flights serving Iran and Sudan. The Company earns a commission for every hotel and flight booking that is made through its marketplace. The commissions earned by the Company from hotel bookings in Sudan and flights serving Iran or Sudan are immaterial. Commissions for hotel bookings in Sudan were less than €500 (approximately $575) in 2017 and less than €5,000 (approximately $5,750) in 2018. The Company did not receive any commissions for flights serving Iran in 2017. In 2018, commissions for flights serving Iran were less than €200 (approximately $230). Commissions for flights serving Sudan were less than €100 (approximately $115) in 2017 and less than €500 (approximately $575) in 2018. The Company does not expect such commissions to become material in the foreseeable future.

The Company has no control or influence over the activities of its shareholders. The Company has been informed that its largest indirect shareholder, MTN Group Limited (“MTN”), has direct or indirect contacts with Iran and Sudan. MTN is a South Africa based mobile telecommunications provider listed on the Johannesburg Stock Exchange, operating in many African and Middle Eastern countries. In Iran, MTN indirectly holds a 49% non-controlling interest in Irancell, which is a joint venture with a local Iranian 51% shareholder, Iran Electronic Development Company. Irancell operates Iran’s second largest mobile network and offers international voice, interconnect and roaming services. MTN also has a beneficial interest of about 44% in the Iranian e-commerce business Snapp, which includes a retail marketplace as well as ride hailing, travel, delivery and food delivery businesses. In 2017 and 2018, MTN also engaged in discussions with Iranian regulators about another investment in a local Iranian fixed telecommunications company, but that investment has not materialized. None of MTN, Irancell or Snapp are or have been U.S. persons or designated under relevant sanctions regimes. Further, MTN has telecommunications operations in Sudan, where MTN owns an 85% indirect interest in MTN Sudan. The remaining 15% is held by Lari Com Investment Co Ltd. As part of their operations, Irancell and MTN Sudan may, in the ordinary course of business, have contact with governmental authorities in Iran and Sudan.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

The Company has modified the disclosure on page 43 of DRS Amendment No. 1 to add references to the activities described above.

The Company’s business with Iran and Sudan is not material, quantitatively or qualitatively, and the Company does not believe that its contacts, or those of its affiliates, with Iran and/or Sudan would be deemed important by a reasonable investor in making an investment decision or give rise to substantial concern that the Company could be targeted by divestment or similar initiatives directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Prospectus Summary, page 1

3.	Please revise this section to disclose the percentage of your outstanding share capital that your existing shareholders will continue to own after the offering.

Response:

In response to the Staff’s comment, the Company has revised the Summary on page 9 of DRS Amendment No. 1.

4.

Here and throughout your prospectus you state that you are “the leading pan-African e-commerce platform” and the “leading seller” in e-commerce transactions in Africa. Please revise to state the basis for each statement and the metric by which you have made this determination. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of the belief.

Response:

The Company is, to the best of its knowledge, the only e-commerce company to operate in multiple major African markets. Through its own market intelligence and regular contacts with its sellers, consumers and other business partners, the Company has gained extensive knowledge of the competitive situation in its 14 African countries of operation, which accounted for 72% of Africa’s GDP in 2017, according to the International Monetary Fund. While there are significant competitors in individual countries, each of the Company’s significant competitors competes with the Company in only one or two countries rather than across Africa. In response to the Staff’s comment, the Company has revised the disclosure throughout DRS Amendment No. 1 to clarify that these statements are based on the Company’s belief.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Capitalization, page 67

5.

Please revise your capitalization table to separately present the effects on capitalization of the issuance and sale of the ADSs in this offering from the effects of the capital increase from your own resources.

Response:

In response to the Staff’s comment, the Company has revised the capitalization table on page 68 of DRS Amendment No. 1.

Selected Consolidated Financial and Operating Data, page 70

6.

Please revise your disclosure to provide the historical exchange information required by Item 3.A.3 of Form 20-F. As an Emerging Growth Company you may choose to provide scaled information to the extent relevant for purposes of preparing your Form F-1.

Response:

The Company respectfully submits that it has omitted historical exchange rate information in reliance on SEC Release No. 33-10532. This Release amended Form 20-F, effective November 5, 2018, by removing Item 3.A.3 to facilitate the disclosure of information to investors and simplify compliance. This Release notes, and the Company concurs, that the omission of this information does not significantly alter the total mix of information provided to investors as exchange rate information is readily available from a number of websites.

Overview, page 74

7.

In an appropriate place in your discussion of your results and with a view to understanding the primary drivers behind your net loss, please specify the reasons behind your loss for fiscal year 2017 so that readers can assess whether these losses are expected to continue or relate to one-time events.

Response:

In response to the Staff’s comment, the Company has revised the overview on page 76 of DRS Amendment No. 1 and the discussion of the loss for the year on page 84 of DRS Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Revenue Model, page 75

8.

We note your disclosure that, in 2017, 73% of your revenue was derived from first-party sales, for which you record the full sales price as revenue, and 12% of your revenue was derived from third-party sales, for which you retain commissions based on the value of goods and services sold. Please tell us what consideration you gave to including in this disclosure the amount and percentage of gross profit derived from each of first-party sales and third-party sales.

Response:

The Company considered including the amount and percentage of gross profit derived from each of first-party sales and third-party sales in its disclosure but concluded that doing so would introduce unnecessary complexity and could be misleading.

As disclosed, shifts between the relative proportion of first-party and third-party sales materially affect reported revenue, as revenue in the case of first-party sales includes the full sales price of goods sold (net of returns), whereas in the case of third-party sales, revenue only includes commissions based on the sales price of goods sold (net of returns) as well as from certain value added services, such as fulfillment and marketing, which the Company believes are attributable to third-party sales. Adding such revenue from value added services to commissions, revenue attributable to third-party sales accounted for approximately 26% of total revenue in 2017.

The Company does not use gross profit on first-party sales and third-party sales to manage its operations. It is possible for the Company to analyze the components of revenue and cost of goods sold in order to calculate gross profit on first-party sales and third-party sales, but certain allocations are required as some revenue items and costs included in cost of goods sold relate to both first-party and third-party sales.

As a general matter, the Company believes that the gross profit it earns on first-party sales is comparable to commissions (including other revenue attributable to third-party sales) for goods in the same category. However, the gross profit margin (as a percentage of GMV) on certain goods may be higher than on others. The Company believes it would not be meaningful to investors to present a gross profit margin based on revenue that includes aggregated revenue from both first-party and third-party sales. The Company believes that if it were to present gross profit on first-party and third-party sales separately, the gross profit margin (as a percentage of GMV) on such sales would not be directly comparable due to differences in the categories of products being sold. For example, the Company may in a given period choose to take relatively

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

expensive but low margin electronics equipment into inventory in order to enhance the overall attractiveness of its offering for consumers. In such periods, the gross profit margin (as a percentage of GMV) on first-party sales may be lower than the gross profit margin (as a percentage of GMV) on third-party sales since the third-party sales may relate to higher margin goods. From period to period, however, the categories of goods sold in first-party versus third-party sales may change, depending on strategic considerations relating to the overall attractiveness of the product offering or opportunities to acquire inventory that may arise, which would result in shifts in the relative profitability of first-party and third-party sales that are essentially arbitrary. Over time, moreover, it is the Company’s goal to reduce the proportion of first-party sales in favor of third-party sales.

As a result of the foregoing, the Company believes that distinguishing between gross profit on first-party and third-party sales would introduce unnecessary complexity and could potentially be misleading. Instead, it believes that the presentation of total gross profit, which allows the calculation of a gross profit margin (as a percentage of GMV) for first-party and third-party sales on a combined or blended basis, is the disclosure more useful to investors in evaluating the business. However, in view of the Staff’s comment, the Company has added two paragraphs on pages 76-77 of DRS Amendment No. 1 with qualitative information on gross profit from first-party and third-party sales consistent with this response.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Results of Operations, page 81

9.

Please note that when you update your discussion of results of operations for comparative years, you should provide a comprehensive analysis of revenue. Your analysis should use GMV, commission rates and any other relevant information or metrics that allow an analysis of revenue and gross profit from sales commissions on third-party sales versus revenue from first-party sales, respectively.

Response:

The Company will include a comprehensive analysis of revenue, including relevant information or metrics that allow an analysis of revenue from third-party sales versus first-party sales, once the Company updates its discussion of results of operations for comparative years. As discussed in the Company’s response to comment #8 above, the Company respectfully submits that it has decided not to disclose more specific information about the amount and percentage of gross profit derived from each of third-party sales and first-party sales.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Critical Accounting Estimates and Judgments, page 86

10.

We note you have not provided a critical accounting policy regarding your revenue recognition accounting policies. Please explain to us in reasonable detail how you determined that revenue recognition was not a critical accounting estimate with respect to your operations.

Response:

The Company determined that revenue recognition is not a critical accounting estimate because it does not involve major sources of estimation uncertainty that have a risk of resulting in a material adjustment within the next financial year.

The Company generates revenue from first-party sales, third-party sales and certain other services, such as fulfilment and marketing.

Revenue from first-party sales is based on the price of the merchandise, which is fixed and determinable. Revenue from third-party sales is based on fixed percentages of the merchandise value, which is also fixed and determinable. Revenue from first-party and third-party sales is recognized when the relevant items are delivered, which does not require estimation. Revenue related to the Company’s other services, such as fulfilment and marketing services, is based on fixed fees and recognized as the relevant obligation is either performed or completed. As such, it is not subject to significant estimation.

With regard to first-party and third-party sales, consumers typically have the right to return merchandise for up to fourteen days. Revenue is recognized on a gross basis for, in the case of first-party sales, the price of the merchandise and, in the case of third-party sales, the commission relating thereto at the point in time when the merchandise is delivered to the consumer. Due to the short period for returns, management determines the actual returns following each period end and there is no estimation risk with respect to returns.

As part of its efforts to increase traffic to its platform and to generate sales, the Company makes use of a variety of promotions, including vouchers and gift cards. As described in more detail in note 2m) to the Company’s consolidated financial statements for the year ended December 31, 2017, vouchers and gift cards do not involve estimates as far as revenue is concerned.

11.

You state under the heading “Share-Based Compensation” that grant date fair value of the awards granted in 2017 and 2018 have been disclosed. We are unable to locate any disclosure of grant date fair value. Please advise or clarify this statement as to grant-date fair value of the underlying units.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Response:

In response to the Staff’s comment, the Company revised the relevant disclosure by deleting the reference to the grant date fair values on page 88 of DRS Amendment No. 1.

Management, page 117

12.

Please confirm that you have disclosed all of your “directors and senior management.” In this regard, we note that you disclose information regarding members of the supervisory board and management board, but not regarding any officers or other members of management. Refer to Items 1.A and 6.A of Form 20-F.

Response:

In response to the Staff’s comment and given that the Company’s plans concerning the composition of the management board are now finalized, the Company has revised its disclosure to include its chief financial officer as a member of its senior management on page 126 of DRS Amendment No. 1.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2017

Note 1. Corporate information, page F-7

13.

We note from your disclosure that your evaluation of your ability to continue as a going concern is based on the fact that you had capital injections of EUR 120,000 thousand during and have remaining capital commitments of EUR 216,000 thousand as of December 31, 2017 which you believe will enable you to operate as a going concern for the next 12 months. We also note your disclosures in Note 12 on page F-24 where you disclose the identities and amounts committed by each of parties who have committed to fund your operations. Please tell us and disclose whether there are binding written contractual agreements made by each of these parties to provide the disclosed amounts of such funds to the Company. If not, please tell us and disclose in more detail how you determined you would be able to continue in business as a going concern for the next 12 months succeeding the offering.

Response:

The Company would like to inform the Staff that the remaining capital commitments referenced in the Staff’s comment were fully paid in 2018.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

These payments will be reflected the Company’s financial statements as of and for the year ended December 31, 2018. A discussion of these payments will be included in the analysis of the Company’s cash flows for 2018.

In addition, on December 18, 2018, the Company and its then existing shareholders entered into an investment agreement with Pernod Ricard Deutschland GmbH (the “Investment Agreement”). In this Investment Agreement, Pernod Ricard Deutschland GmbH committed to invest a total of €75 million in cash into the Company. The commitment was paid in full in January 2019. The Investment Agreement will be submitted as an exhibit to a subsequent amendment to the Draft Registration Statement.

t) Segments, page F-15

14.

We note from your disclosure that you have one operating and reportable segment. We also note that you operate several platforms and operate in various regions of Africa and other countries, all of which appear to have differing economic and legal environments. In order to assist us in understanding your assertion that you have a single operating and reportable segment, please provide us with the following information:

Response:

The Company will address each of the Staff’s information requests below. Before doing so however, the Company would like to present the Staff with some background information, which may facilitate an understanding of the Company’s set-up.

The Company operates an e-commerce platform in 14 African countries. The Company’s platform covers the business areas of goods, services and payments. The Company provides consumers with a broad selection of goods sold by the Company (first-party sales), local third-party sellers or international third-party sellers and various services, such as food delivery and hotel and flight booking. In certain countries, consumers may pay for their transactions using the Company’s payment service, Jumia Pay. The Company aims at providing consumers with a one-stop shop, offering consumers a higher level of convenience compared to traditional African commerce, which is highly fragmented in nature. The operations of the Company’s e-commerce platform are powered by transverse functions, such as marketing, technology and human resources. The financial reporting provided to the CODM group is very detailed and not monitored by business area or function, but rather at much more granular levels. For example, the CODM group reviews financial information in each of its countries of operation for individual product and service categories. Similarly, it reviews financial information for each of airline and hotel booking services in each of the countries in which they are offered. On the functional level, marketing expenses are reviewed by channel rather than

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

on an aggregate basis. While operational and financial metrics are available at an aggregated level by, for example, business area and country, such information is not reported on a regular basis to the Company’s Supervisory Board, and the CODM group does not use these to allocate resources or assess performance. Instead, resources are allocated and performance is assessed based on detailed operational and financial data following a matrix approach that takes business area, country and function into account.

•	If applicable, please tell us the title and describe the role of any individuals who report to the CODM group.

Response:

The CODM group consists of Sacha Poignonnec and Jeremy Hodara, Co-Chief Executive Officers, and Antoine Maillet-Mezeray, group Chief Financial Officer (“CFO”).

There is no employee in the Company who formally reports to the CODM group. The Company’s senior management (including the CFO) report to the Company’s Co-Chief Executive Officers. The Company’s finance executives report to the CFO.

The following chart shows the titles and describes the roles and the business, geographic and functional focus of individuals who report directly to the Company’s Co-Chief Executive Officers.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Jeremy Hodara / Sacha Poignonnec co-CEOs Jumia

Antoine Maillet-Mezeray CFO

CODM Group

Oversight of accounting, internal control, financial planning, tax, legal and investor relations

Title	EVP Marketplace and Logistics	EVP Marketplace	EVP Marketplace	EVP On-demand Services	EVP Financial Services	EVP Brand and Partnerships	SVP Marketing	SVP Marketing	EVP Technology	EVP Human Resources	SVP Technology	Co-CEO South Africa	Co-CEO South Africa
Role	Oversight of certain functions and markets related to goods			Oversight of food delivery, instant delivery services, hotel and flight booking	Oversight of Jumia Pay and financial services	Oversight of key partnerships and brand investments	Oversight of marketing animation	Oversight of performance marketing budget	Oversight of the technology and data	Oversight of talent development	Oversight of the Porto technology center	Oversight of operations in South Africa	Oversight of operations in South Africa
Business area focus (product/ category) (if any)	Goods	Goods	Goods	Jumia Food, Jumia Now, Jumia Party, Jumia Travel	Jumia Pay, Jumia One	All	All	All	Goods, Jumia Logistics, Jumia Pay	All	All	Goods	All
Geographical focus (if any)	For goods: Nigeria, Egypt	For goods: Ivory Coast, Kenya, Morocco	For goods: Tunisia, Algeria, Uganda, Tanzania, Cameroon, Senegal, Ghana	All countries where relevant platform is offered to consumers	All countries where Jumia Pay exists	All	For goods: Nigeria, Egypt, Ivory Coast, Morocco, Kenya,	All	All	All	All	South Africa	South Africa
Functional area focus (if any)	Logistics, Operational excellence, Seller and Consumer experience	Commercial, Category management	Marketplace operations	n/a	Payments, Digital Goods	Brand	Local Marketing	Performance Marketing	Technology, Data	Human Resources	Technology	n/a	n/a

Business EVPs

Functional EVPs/SVPs

Country CEOs

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

As shown in the organizational chart above, the Company’s senior management outside the CODM group consists of five business Executive Vice Presidents (“EVPs”), six functional EVPs or Senior Vice Presidents (“SVPs”) and two country Co-CEOs.

Out of the five business EVPs, three focus on the business area Goods, with each responsible for a different region and perform Goods-related functional activities on a group wide basis, such as being in charge of logistics. The other two business EVPs focus on services and financial services, respectively, in each case on a group-wide basis. The six functional EVPs/SVPs are responsible for marketing, technology and human resources, mostly on a group-wide basis.

•

Tell us whether and how often the CODM group meets with any direct reports and whether any financial information is prepared for and reviewed by the CODM group as part of this meeting. Please describe the parties involved in CODM-related meetings, if any and describe their related roles.

Response:

The CODM group usually meets on a quarterly basis with a number of the persons shown in the organizational chart above. Specific invitations depend on the agenda of the relevant meeting. Two of the quarterly meetings are generally dedicated to budget questions (annual budget meeting and mid-year budget review meeting). The other two quarterly meetings generally focus on functional matters, such as marketing and technology. In addition, members of the CODM group meet with various executives in charge of certain products/categories within a business area, countries or functions on a monthly or bi-weekly basis to implement the decisions taken in the quarterly meetings, to monitor performance and to refine or adjust resource allocations made in the quarterly meetings.

No specific financial information is prepared for the quarterly meetings of the CODM group with the persons shown in the organizational chart above. Instead, the CODM group has access to various sources of information to prepare for, and reference in, its quarterly meetings. Main sources include:

•

A quarterly report, prepared for the Supervisory Board, that contains operational and financial metrics , including active sellers, active consumers, number of orders, GMV, EBITDA and certain ratios based on these indicators, as well as information regarding competition and marketing. Financial information is always provided on a consolidated basis. From time to time, the consolidated financial information is complemented by more granular financial information for business areas, product or service categories, countries or functions;

•

Monthly reports that contain multiple key performance indicators used to evaluate the overall performance and growth of the business such as GMV, number of visits, active sellers, active consumers, number of items sold and number of orders, and financial information, such as revenue and EBITDA. The information in these monthly reports is presented on a consolidated basis for the group as a whole and, following the matrix approach described above, broken down whenever relevant and possible by product or service category, country and functional area; and

•

Finally, the CODM group also has access to a “dashboard” containing detailed operational and financial performance information on multiple levels (by type of seller, by traffic channel, by type of device used by the consumer, by product or service category, by country and by functional area). Depending on the information, the dashboard is updated on a daily or weekly basis.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

•

Tell us who, if anyone, is held accountable for the financial results of each of your platforms or for geographic regions or countries in which you operate and whether there are the specific metrics for which such individuals are held accountable (e.g. revenue, gross profit). If there exists a person(s) to whom business platform managers report to, please describe that role and position.

Response:

As described above, the Company has five business EVPs. These business EVPs are held responsible for operational and financial metrics within their business area, geographical focus and/or functional focus. Such metrics include number of goods and services, active sellers, active consumers, type and number of goods and services sold, share of electronic payment, number of logistics partners, average delivery times, GMV growth, gross profit over GMV and direct EBITDA (gross profit minus directly related fulfilment expenses, sales and advertising expenses and general and administrative expenses). Additional indicators may be used from time to time to measure the success of specific initiatives, such as the share of express delivery orders.

Country CEOs are responsible for a subset of the operational and financial metrics described above on a country level, where these metrics are monitored by business area, product or service category and function. The country CEOs share responsibility for the performance of certain business areas or product or service categories with one or more of the five business EVPs and responsibility for functional areas with one or more of the functional EVPs/SVPs. The country CEOs are, however, typically not responsible for all business areas or product or service categories and functions in the relevant country. For business areas, product or service categories and/or functions for which the relevant country CEO is not responsible, country level executives share responsibility with the relevant business or functional EVP/SVP.

•

Describe any information regularly provided to the CODM group including how frequently it is prepared and reviewed. Please describe how the CODM group allocates resources, including the entities subject to resource allocation.

Response:

As described above, in addition to the quarterly reports for the Supervisory Board and monthly management reports, the CODM group receives bi-weekly commercial and marketing reports and has access to databases that feed information into a “dashboard.”

The reporting systems of the Company collect very detailed information. For example, the CODM group reviews information on the GMV and gross profit

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

over GMV of goods sold in each of its countries of operation for individual product categories, such as fashion and apparel, smartphones, home and living items and fast-moving consumer goods. Similarly, the CODM group reviews information for each of airline and hotel booking services in each of the countries in which these services are offered. On the functional level, marketing expenses are reviewed by marketing channel. The reporting systems of the Company also allow for the aggregation of this information both by and within business areas, by country or region and function. For example, information is available for each product category on the marketplace across all countries (and for goods as a whole). The same is true for travel services, food services and other service offerings (and for services as a whole). Similarly, aggregated information for all relevant operational and financial metrics is available for the platform as a whole in each country of operation.

The CODM group makes resource allocation decisions and assesses performance based on:

•

The long-term growth potential of the business as evidenced by market research, consumer surveys, discussions with partners and stakeholders and benchmarks from other comparable companies or markets; and

•

Many specific key performance indicators, including active sellers, active consumers, type and number of goods and services sold, share of electronic payment, number of logistics partners, average delivery times, GMV growth, gross profit over GMV and direct EBITDA. While this information is available on an aggregated level, for example, by business area and country, the CODM group makes resource allocation decisions and assesses performance at a much more granular level following a matrix approach that takes business area, country and function into account.

The CODM group allocates resources as follows:

•

Annually, the CODM group sets a budget by product and service category, country and function. This budget takes into account the detailed information described above and sets targets for selected operational indicators as well as key financial indicators. These operational and finance indicators are complemented by additional financial and operational indicators that vary from one year to another based on the Company’s priorities in terms of growth and profitability. For example, every year, the Company sets targets for gross and net merchandise value growth, gross profit and direct EBITDA for product and service categories and countries that are communicated to managers within the business areas, on the country level and, to the extent relevant, within functional areas. For 2018, the CODM group also decided to prioritize an increase in the share of express delivery orders. Accordingly, targets for the minimum share of express delivery orders were given to various executives in the functional areas commercial, logistics and marketing and in the

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

countries. The resources allocated within the technology and the finance functions were also prioritized accordingly.
•

Mid-year, the CODM group reviews and potentially amends the budget for the remaining year based on specific performance indicators. The CODM group typically reallocates marketing budgets and functional support and general and administrative spending by product and service category and by country. The CODM group may reallocate resources towards the best performing countries and categories, as well as those countries and categories that require more investment in order to deliver higher results in the near future;

•

Bi-annually, the CODM group reviews the status of functional projects and makes resource allocation decisions concerning existing and new functional projects. The CODM reallocates the amount of general and administrative spending and reallocates resources for key projects within each function towards the projects that are considered to have the highest value creation potential for the Company;

•

On a monthly basis, the CODM group uses management reports for certain reallocations of resources, which include marketing investments, functional priorities and increases or decreases of general and administrative spending; and

•

On a bi-weekly basis, the CODM group receives commercial and marketing reports that are used to adapt the marketing budget by business area/category, country, marketing channel and technology platform (i.e. mobile versus desktop).

The entities subject to resource allocation include the country-level operating entities and entities that provide support to the entire group, such as the Company’s global technology center in Porto.

•	Describe the information regularly provided to the Supervisory Board and how frequently it is prepared and reviewed.

Response:

The CODM group meets with the Supervisory Board on a quarterly basis to discuss developments in the Company’s strategy and operations and the operating results of the business. Specific quarterly reports are prepared for these meetings. These reports contain operational and financial metrics, including active sellers, active consumers, number of orders, GMV, EBITDA and certain ratios based on these indicators, as well as information regarding competition and marketing. Financial information is always provided on a consolidated basis. From time to time, the consolidated financial information is complemented by more granular financial information for business areas, product or service categories, countries or functions.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM group can make changes to the budget.

Response:

The annual budget is prepared in a three-step process. First, based on its assessment of the Company’s long-term growth potential and many specific performance indicators, as described above, the CODM group defines annual targets for key financial and operating metrics on a Company-wide basis. These targets are then broken down by product or service category, country and functional area and communicated to all relevant managers, who may be individually or jointly responsible for individual targets. These managers are required to produce detailed plans, which are consolidated, evaluated and approved by the CODM group. The level of detail varies for each target. In a final step, the CODM group submits the consolidated budget for the group as a whole to the Supervisory Board for approval. The CODM group can make any changes to the budget, subject to approval by the Supervisory Board with respect to changes that concern the consolidated budget.

•	Describe the level of detail communicated to the CODM group when actual results differ from budgets and who is involved in meetings with the CODM group to discuss budget-to-actual variances.

Response:

Budget-to-actual variances for certain operational and financial targets are included in monthly management reports, bi-weekly commercial and marketing reports and certain parts of the dashboard. Variances are reviewed at a detailed level based on operational and financial data following a matrix approach that takes business area, country and function into account. When actual results differ from budgets, the individuals jointly accountable for financial or operational metrics that have deviations are asked to provide explanations and suggest remedial measures in the relevant meeting.

•

Describe the basis for determining the compensation for each of the individuals that report to the CODM group, including the extent to which any such individuals are compensated based on the financial results of any of your geographic regions, countries, platforms or other metric.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Response:

The individuals who report to members of the CODM group receive compensation in two forms, salary and stock options.

The basis for salary compensation primarily takes into account tenure with the Company and academic and professional background. Cash bonus payments reflect adherence to Company values, improvements on personal development priorities, team performance and individual key performance indicators.

The value of the stock options is driven by the overall valuation of the Company. The stock options typically vest in tranches. The vesting is triggered predominantly by the passage of time and achievement of group-wide targets. Certain tranches of some individuals include personalized performance targets that were set based on the operational structure and priorities at the time of grant and vary from person to person.

To the extent some of the above bullet points are not applicable to an understanding of how your CODM group allocates resources or supports your assertion that you operate in one segment, please provide any additional information necessary. We may have further comment.

Response:

As set forth in the Company’s financial statements, management believes that the Company operates in a single operating and reportable segment. While discrete financial information is available on an aggregated basis for individual business areas, countries and functions, the CODM group does not use this information when making resource allocation decisions or assessing performance. Instead, such decisions and performance assessments are made based on detailed operational and financial data following a matrix approach that takes business area, country and function into account. As the Company’s business grows and matures, the CODM group may delegate additional responsibility to its business EVPs and/or country CEOs and begin to allocate resources and assess performance by business area or country. In future periods, the CODM group will evaluate whether the Company continues to operate in a single segment and, if appropriate and in light of the Company’s evolving internal structure and reporting system and/or the manner in which the CODM group allocates resources and assesses performance, additional operating segments and, subject to possible aggregation, reportable segments may be introduced.

*            *             *

If you would like to discuss any aspect of this letter or DRS Amendment No. 1, please contact the undersigned at +49-69-4272-5525 or by email

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

(czernieckik@sullcrom.com). Please send written correspondence relating to this submission to the undersigned by email.

Very truly yours,

/s/ KRYSTIAN CZERNIECKI
Krystian Czerniecki

cc:	Sacha Poignonnec, Africa Internet Holding GmbH

Jeremy Hodara, Africa Internet Holding GmbH

Oliver Seiler, Latham & Watkins LLP

David Boles, Latham & Watkins LLP